Rachel A. Gonzalez
Executive Vice President, General Counsel
3150 Sabre Drive, Southlake, TX 76092 USA
T: 682 605 1980 F: 682 605 7180
rachel.gonzalez@sabre.com

July 5, 2016

Via EDGAR
Mr. Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services
Division of Corporate Finance
Securities and Exchange Commission
One Station Place, Mail Stop 20549-4561
100 F Street, NE
Washington, D.C.  20549

Re:    Sabre Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015, filed February 19, 2016
Form 10-Q for the Quarterly Period Ended March 31, 2016, filed April 28, 2016
File No. 001-36422

Dear Mr. Krikorian:

On behalf of Sabre Corporation (the “Company”), I am submitting this letter in response to the comments contained in the letter dated June 20, 2016 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company. For convenience, the Staff's comments are retyped below.

Form 10-K for the Fiscal Year Ended December 31, 2015

Selected Financial Data

Definitions of Non-GAAP Financial Measures, page 38

Staff Comment No. 1:

We note that you exclude amortization of capitalized implementation costs and amortization of upfront incentive consideration from total Adjusted Gross Margin and total Adjusted EBITDA. You indicate that your non-GAAP financial measures are key metrics used by management and your board of directors to monitor your ongoing core operations because historical results have been significantly impacted by events that are unrelated to your core operations as a result of changes to your business and the

Mr. Stephen Krikorian
July 5, 2016

regulatory environment. Tell us why you believe it is appropriate to exclude amortization of capitalized implementation costs and amortization of upfront incentive consideration from performance measures that you use to monitor core operations. In this regard, you indicate that implementation costs represent upfront costs to implement new customer contracts and incentive consideration is made with the objective of increasing the number of clients or to ensure or improve customer loyalty. In addition, tell us why the exclusion of the costs of capitalized incentive consideration is consistent with the inclusion of those incentive consideration costs that are not capitalized.

Company’s Response:

Capitalized implementation costs represent an asset that meets the generally recognized definition of an amortizing asset, and therefore are included in depreciation and amortization in the Company’s financial statements. In addition, the Company views and manages its capitalized implementation costs similar to its capital expenditures, primarily with respect to their periodic impacts to cash and resources. Consistent with this approach, the Company includes capitalized implementation costs in its non-GAAP measure of Adjusted Capital Expenditures. Given this, the Company excludes amortization of capitalized implementation costs from Adjusted EBITDA to present this metric without the impacts of amortizing assets and to present results to investors in a manner that will emphasize current results of operations from current cash flows and activities. Similarly, the Company excludes depreciation and amortization from its non-GAAP measure of Adjusted Gross Margin, which also excludes amortization of capitalized implementation costs for the reasons discussed above.

Upfront incentive consideration is common within the global travel distribution industry and is used to motivate potential and existing customers to enter into commercial agreements with the Company. Upfront incentive consideration is treated consistently among companies within this industry, whereby the costs of the upfront incentives are capitalized and amortized over the term of the customer agreement. Further, companies in the global travel distribution industry exclude the amortization of upfront incentive consideration (also referred to as customer loyalty payments or travel agency incentives by others in the industry) from their non-GAAP measure of Adjusted EBITDA or their equivalent to that metric. Therefore, the Company also excludes amortization of upfront incentive consideration from Adjusted EBITDA as it believes it enhances peer-to-peer comparability of this metric for investors.

Beyond comparability with the Company’s peers, internally the Company manages upfront incentive consideration similar to capital expenditures with respect to the use of its cash resources. These payments are identified as a contractual relationship asset and amortized in the Company’s internal results over the contractual term. Similar to the treatment of capitalized implementation costs, the Company excludes amortization of upfront incentive consideration from its non-GAAP measures of Adjusted Gross Margin and Adjusted EBITDA to present these metrics without the impacts of amortizing assets and to present results to investors in a manner that will emphasize current results of operations from current cash flows and activities.

In regards to incentive consideration that is not capitalized, the Company notes that these costs substantially represent volume-based incentives that are a direct cost of its revenue and they increase or decrease with volume changes in the Company’s business. The Company believes the inclusion of these costs in Adjusted EBITDA aligns with management’s view as

Mr. Stephen Krikorian
July 5, 2016

described above to present Adjusted EBITDA as a metric that emphasizes current results of operations from current cash flows and activities. The Company therefore respectfully notes that it does not believe its treatment of these costs to be inconsistent given the nature of the payments.

The Company notes that the amortization of capitalized implementation costs and amortization of upfront incentive consideration are not adjusted from the non-GAAP measures of Adjusted Net Income and Adjusted Earnings per Share. The Company recognizes these costs are expenditures that impact its results through amortization and, therefore, would not be appropriate to exclude from the Company’s non-GAAP measures of Adjusted Net Income and Adjusted Earnings per Share.

Staff Comment No. 2

We note that your non-GAAP measure of Adjusted Free Cash Flow excludes the cash flow effect of restructuring and other costs, litigation settlement, other litigation costs and management fees. Tell us what consideration you gave to the prohibition in Item 10(e)(ii)(A) of Regulation S-K from excluding charges or liabilities that required, or will require, cash settlement from non-GAAP liquidity measures.

Company’s Response:

The Company notes that, beginning with its Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, it no longer presents Adjusted Free Cash Flow as a non-GAAP measure. Management does not anticipate using this measure in the future.

The Company formerly presented Adjusted Free Cash Flow as a performance measure, reflecting the Company’s cash generation from its core operations for the periods presented. Consistent with this presentation, the Company notes that this non-GAAP measure was not discussed in the “Liquidity” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Furthermore, in the section titled “Definition of Non-GAAP Financial Measures” in Item 6. Selected Financial Data of the Company’s Form 10‑K for the year ended December 31, 2015, the Company presented, along with footnote descriptions in the related table, each adjustment to calculate its Adjusted Free Cash Flow metric for clarity purposes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Years Ended December 31, 2015 and 2014, page 43

Staff Comment No. 3

Tell us what consideration you gave to specifically quantifying the extent to which the changes in revenues are attributable to changes in price and addressing any related known trends or uncertainties. In addition, consider discussing the extent to which any decreases in price are the result of pricing pressures or other identifiable factors. In this regard, we note that the growth rate in passengers boarded was larger than the

Mr. Stephen Krikorian
July 5, 2016

percentage increase in Airline Solutions’ revenue. Tell us what consideration you gave to addressing how revenue per Airline Solutions Passengers Boarded has varied between the periods. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.B.3 of SEC Release 33-8350.

Company’s Response:

The Company takes into full consideration the impact of pricing trends or uncertainties in its discussion of its results of operations. The Company did not discuss the impact of pricing when comparing the year ended December 31, 2015 to the prior year because it was not a significant factor. The Company advises the Staff that the pricing impact to revenue associated with passengers boarded was less than 1% when comparing the year ended December 31, 2015 to the prior year. The Company commits to discussing the impact of pricing in future periods when material.

The Company notes that while approximately half of Airline Solutions’ revenue in 2015 was directly driven by passengers boarded, there is a significant amount of revenue not directly correlated with passengers boarded. This revenue primarily relates to the Company’s commercial and operations solutions (as described in Item 1. Business of the Company’s Annual Report on Form 10-K for the year ended December 31, 2015) which are charged to customers based on various metrics, depending on the contract, that can include the number of aircraft, flight crew headcount or other metrics. In addition, Airline Solutions generates revenue from consulting services. As a result, Airline Solutions’ revenue will not always directly correlate with its primary performance metric of passengers boarded. The Company notes that revenue from both Airline Solutions’ commercial and operations solutions and consulting services were flat when comparing the year ended December 31, 2015 to the prior year.

Form 10-Q for the Quarterly Period Ended March 31, 2016

Item 6. Exhibits

Exhibit 101

Staff Comment No. 4

Please ensure that the information included in XBRL data in future filings is numerically accurate. In this regard, we note that no interactive data is presented in the consolidated balance sheets for acquired customer relationships and other tangible assets.

Company’s Response:

The Company respectfully notes that the acquired customer relationships and other intangible assets amounts were both tagged as “us-gaap_FiniteLivedIntangible AssetsNet,” because standard tags for specific intangible assets are not available in the 2014 US GAAP Financial Reporting Taxonomy. The Company then applied domain members to the line items to indicate the specific nature of the amounts, with the result that these line items rendered at the bottom of the balance sheet. The Company will continue to ensure in future filings that information included in XBRL data is numerically accurate.

Mr. Stephen Krikorian
July 5, 2016

The Company acknowledges (as requested in your letter of June 20, 2016) that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter, please contact the undersigned at (682) 605‑1980.

Sincerely,

/s/ Rachel A. Gonzalez

Rachel A. Gonzalez

cc:    Melissa Walsh, Securities and Exchange Commission

Richard A. Simonson, Sabre Corporation

Pamela L. Marcogliese, Cleary Gottlieb Steen & Hamilton LLP

Marney L. MacKenna, Ernst & Young LLP